UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                       AMENDMENT NO. 1 TO FORM 10-SB

                     GENERAL FORM FOR REGISTRATION OF
                   SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                 GCJ, INC.
              ------------------------------------------------
               (Name of Small Business Issuer in its Charter)

                   Nevada                         20-1044634
      ----------------------------------   --------------------------
      (State or other jurisdiction of        (I.R.S. Employer
       incorporation or organization)        Identification No.)

                   8425 Bay Point Dr., Las Vegas, NV 89128
      ----------------------------------------------------------------
        (Address of principal executive officers, including Zip Code)

                               (702) 334-4008
                    -------------------------------------
                         (Issuer's Telephone Number)

             Securities to be registered under Section 12(b) of the Act:
            ------------------------------------------------------------
                                    None

Securities to be registered under section 12(b) of the Act:

     Title of Each Class               Name on each exchange on which
     to be registered                  each class is to be registered

     --------------------------        -------------------------------

     --------------------------        -------------------------------

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 70,000,000 shares authorized, 430,000 issued and outstanding as of March 31, 2004. Preferred Stock, $0.001 par value per share, 5,000,000 shares authorized, none issued nor outstanding as of March 31, 2004.

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                                  TABLE OF CONTENTS

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TABLE OF CONTENTS


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PART I

ITEM 1.  Description of Business................................        3
ITEM 2.  Plan of Operation......................................       10
ITEM 3.  Description of Property................................       18
ITEM 4.  Security Ownership of Certain Beneficial Owners
           and Management.......................................       18
ITEM 5.  Directors, Executive Officers, Promoters and
           Control Persons......................................       19
ITEM 6.  Executive Compensation.................................       21
ITEM 7.  Certain Relationship and Related Transactions..........       22
ITEM 8.  Description of Securities..............................       23

PART II

ITEM 1.  Market Price of And Dividends on the Registrant's
          Common Equity and Related Stockholder Matters..........      26
ITEM 2.  Legal Proceedings.......................................      26
ITEM 3.  Changes in and Disagreements with Accountants...........      26
ITEM 4.  Recent Sales of Unregistered Securities.................      27
ITEM 5.  Indemnification of Directors and Officers...............      27

PART F/S

ITEM 1.  Financial Statements and Exhibits.......................      30

PART III

ITEM 1.  Exhibits...............................................       32

SIGNATURES.......................................................      33

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                                      2

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                                   PART I


ITEM 1. DESCRIPTION OF BUSINESS

GCJ, Inc. (the "Company") was incorporated under the laws of the State of Nevada on March 30, 2004, under the name Chad Guidry, Inc. On March 31, 2004 the Company amended its Articles of Incorporation to change the name of Company to GCJ, Inc. The Company was formed as a blank check company for the purpose of seeking to complete a merger or business acquisition transaction. The Company has not been involved in any bankruptcy, receivership or similar proceeding. The Company has not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

The Company has been in the developmental stage since inception and has conducted virtually no business operations other than organizational activities and preparation of this registration statement on Form 10SB/12g. The Company has no full-time employees and owns no real estate or personal property.

The executive offices of the Company are located at GCJ, Inc., 8425 Bay Point Dr., Las Vegas, NV 89128. Its telephone number is (702) 334-4008. The Company's sole officer and the sole director is Mr. Jeffrey Chad Guidry. Mr. Guidry was the original incorporator of the Company.

The Company is voluntarily filing this registration statement on Form 10-SB in order to become a 12(g) registered company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "reporting company," the Company may be more attractive to a private acquisition target because its common stock shares may thereby be quoted on the OTC Bulletin Board.

As a result of filing this registration statement, the Company is obligated to file with the Securities and Exchange Commission (the "Commission") certain interim and periodic reports including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports as required under the Exchange Act.

The Company is a "blank check" company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has no capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

After this registration statement is cleared by the Commission, the Company's officer and director intends to contact a number of registered broker-dealers to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. All transactions in securities effected in connection with the business plan of the Company as described in this registration statement will be conducted through or effected by a registered broker-dealer. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given that no funds are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

To date the Company has not identified any business opportunity that it plans to pursue, and nor has the Company's officer, director, promoter, affiliate, or associates had any preliminary contact or discussion with any specific candidate for acquisition. There are no proposals, arrangements, or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition transaction.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. The Company does not intend to undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein.

The Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Further, Mr. Jeffrey Chad Guidry, the sole shareholder of the Company, has executed and delivered an agreement affirming that he will not sell any of the Company's common stock shares he owns to anyone until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company.

RISK FACTORS

The Company's business is subject to numerous risk factors, including, but not limited to, the following:

a) LIMITED OPERATING HISTORY AND DEVELOPMENT PERIOD MAKES POTENTIAL DIFFICULT TO ASSESS.
    --------------------------------------------------------------------

The Company has had no operating history nor any revenues or earnings from operations. The Company has no assets or financial resources. GCJ, Inc. will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

b) THE COMPANY IS DEPENDENT ON ONE KEY OFFICER TO DEVELOP AND IMPLEMENT ITS BUSINESS PLAN.
   ------------------------------------------------------------------------

Because management consists of only one person, while seeking a business combination, Mr. Jeffrey Chad Guidry, the president of the Company, will be the only person responsible in implementing the business plan of the Company. The Company does not benefit from multiple judgments that a greater number of directors or officers would provide, and the Company will rely completely on the judgment of its one officer and director when selecting a target company. Mr. Guidry anticipates devoting only a limited amount of time per month to the business of the Company and does not anticipate commencing any services until this registration statement has been cleared by the Commission. Mr. Guidry has not entered into a written employment agreement with the Company and he is not expected to do so. The Company has not obtained key man life insurance on Mr. Guidry. The loss of the services of Mr. Guidry would adversely affect development of the Company's business and its likelihood of continuing operations.


c) THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND THE COMPANY MAY NOT BE ABLE TO IDENTIFY BUSINESS COMBINATION.
    ------------------------------------------------------------------------

To date the Company has not made attempts to identify, negotiate or consummate a merger with, or acquisition of, a private company, and there is no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity, and the Company has not identified any particular industry or specific business within an industry for evaluation by the Company. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a merger or acquisition candidate to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

d)  THE NATURE OF THE COMPANY'S OPERATIONS IS HIGHLY SPECULATIVE.
    ------------------------------------------------------------

The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. In the event the Company completes a business combination, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.
There is no assurance that the Company can identify a target company and consummate a business combination.

e) CONFLICTS OF INTEREST EXISTS BETWEEN THE COMPANY'S SOLE OFFICER AND HIS OTHER BUSINESS INTERESTS.
    -------------------------------------------------------------------

Certain conflicts of interest exist between the Company and Jeffrey Chad Guidry, the Company's sole officer and director. Mr. Guidry has other business interests to which he currently devotes attention, and is expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through his exercise of judgment in a manner which is consistent with fiduciary duties to the Company. Mr. Guidry may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's current and future officers or directors are is involved in the management of any company with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. The Company has established no other binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. See Item 7, " Certain Relationships and Related Transactions - - Conflicts of Interest."


f)   LOW-PRICED STOCKS MAY AFFECT THE RESELL THE COMPANY'S SHARES.
     -------------------------------------------------------------

The Commission has adopted a number of rules to regulate "penny stocks."
Such rules include Rule 3a51-1 and Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules (as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, largely traded in the NASD's OTC Bulletin Board or the "Pink Sheets"), the rules would apply to the Company and to its securities.

The Commission has adopted Rule 15g-9 which established sales practice requirements for certain low price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a penny stock to, or to effect the purchase of a penny stock by, any person unless prior to the transaction: (i) the broker or dealer has approved the person's account for transactions in penny stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stock, the broker or dealer must: (a) obtain from the person information concerning the person's financial situation, investment experience, and investment objectives; (b) reasonably determine that transactions in penny stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination (i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that (iii) the broker or dealer is required to provide the person with the written statement; and (iv) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement. It is also required that disclosure be made as to the risks of investing in penny stock and the commissions payable to the

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broker-dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the Penny Stock and information on the limited market.

g) THERE IS A RISK THAT MERGER OR ACQUISITION OPPORTUNITIES DO NOT EXIST AS THIS TIME BASED ON LACK OF MARKET RESEARCH.
   ------------------------------------------------------------------------

The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Even in the event a business opportunity is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.


h) THERE IS A RISK, THE COMPANY WILL NOT BE ABLE TO IDENTIFY ANY SUITABLE BUSINESS COMBINATIONS.
    ----------------------------------------------------------------------

The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, GCJ, Inc. will also compete in seeking merger or acquisition candidates with other public "blank check" companies, some of which may also have funds available for use by an acquisition candidate.

i)  REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE AN ACQUISITION.
    ------------------------------------------------------------

The Exchange Act specifically requires that any merger or acquisition candidates comply with all applicable reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business entity, that business entity must provide audited financial statements for at least two most recent fiscal years or, in the event the business entity has been in business for less than two years, audited financial statements will be required from the period of inception. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Merger or acquisition candidates that do not have, or are unable to provide reasonable assurances that they will be able to obtain the required audited financial statements would not considered by the Company to be appropriate for merger or acquisition so long as the reporting requirements of the Exchange Act are applicable. The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a required period of time after closing of the proposed transaction.

j) UPON A BUSINESS COMBINATION, IT IS MOST LIKELY THE COMPANY'S MANAGEMENT WILL LEAVE THE COMPANY, AND THE NEW MANAGEMENT MAY LACK THE EXPERIENCE TO SUCCESSFULLY RUN THE BUSINESS.
    -----------------------------------------------------------------------

In conjunction with completion of a business acquisition, it is anticipated that GCJ, Inc. will issue an amount of the Company's authorized but unissued common stock that represents the greater majority of the voting power and equity of the Company, which will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, the current shareholder of the Company may agree to sell or transfer all or a portion of the Company's common stock it owns so to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.


k) NO MARKET EXISTS FOR THE COMPANY'S STOCK WHICH MAKES IT DIFFICULT TO FIND A BUYER FOR THE COMPANY'S STOCK.
    --------------------------------------------------------------------

There is currently no established public trading market for GCJ, Inc. securities. A trading market in the Company's securities may never develop or, if developed, it may not be able to be sustained. If for any reason JCG's common stock is not listed on the OTC Bulletin Board or a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common stock should they desire to do so. Various factors, such as the Company's operating results, changes in laws, rules or regulations, general market fluctuations, and other factors may have a significant impact on the market price of JCG's securities.

l)  ADDITIONAL RISKS - DOING BUSINESS IN A FOREIGN COUNTRY.
    -------------------------------------------------------

The Company may effectuate a business combination with a merger target whose business operations or even headquarters, place of formation or primary place of business are located outside the United States. In such event, the Company may face significant additional risks associated with doing business in that country. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers that may make it difficult to evaluate such a merger target, ongoing business risks result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability that may be exacerbated in various foreign countries.

m)  THERE MAY BE TAX CONSEQUENCES WHICH MAY ADVERSELY EFFECT THE COMPANY
    OR INVESTMENT IN THE COMPANY.
----------------------------------------------------------------------------

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination that the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.


ITEM 2.   PLAN OF OPERATION

The Company's purpose is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to it by persons or companies who or which desire to seek the perceived advantages of a Securities Exchange Act of 1934 registered corporation. As to date, the Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition, and neither the Company's officer and director nor any promoter and affiliate has engaged in any negotiations with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between the Company and such other company.

Management

The Company is in the development stage and currently has no full-time employees. Mr. Jeffrey Chad Guidry is the Company's sole officer and director. There are no any other persons than Mr. Guidry who devote any of their time to the affairs of the Company. All references herein to management of the Company are to Jeffrey Chad Guidry. Mr. Guidry, as president of the Company, has agreed to allocate a limited portion of his time to the activities of the Company after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Guidry and the potential demands of the Company's activities. See Item 7, " Certain Relationships and Related Transactions - Conflicts of Interest."

The amount of time spent by Mr. Jeffrey Chad Guidry on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Mr. Guidry will actually be required to spend to locate a suitable target company. Mr. Guidry estimates that the business plan of the Company can be implemented by devoting approximately 15 to 20 hours per month over the course of several months but such figure cannot be stated with precision, and he will not perform any services on behalf of the Company until after this registration statement has been cleared by the Commission.

Search for Business Opportunities

The Company's search will be directed toward small and medium-sized enterprises, which have a desire to become reporting corporations and which are able to provide audited financial statements. The Company does not propose to restrict its search for business opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, and no assurance can be given that any acquisition, which does occur, will be on terms that are favorable to the Company or its current stockholder.

After this registration statement is cleared by the Commission, the Company's officer and director intends to contact a number of registered securities broker-dealers to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. Business opportunities may also come to the Company's attention from various sources, including professional advisers such as attorneys and accountants, venture capitalists, members of the financial community, and others who may present unsolicited proposals. If such person is not a registered broker-dealer, the Company will retain the professional services of a registered broker-dealer. All transactions in securities effected in connection with the business plan of the Company as described in this registration statement will be conducted through or effected by a registered broker-dealer.

In selecting the services of a registered broker-dealer, the Company would consider the years such broker-dealer had been in the business, its rate of success in matching target companies with acquiring companies, and the form and amount of compensation required by the broker-dealer. Such broker-dealer shall have necessary state and federal licenses and registered with the Commission, the National Association of Securities Dealers ("NASD"), and the Securities Investor Protection Corp. ("SIPC"). The Company expects the securities broker-dealer retained would participate all the important parts of securities transactions of the Company, including solicitation, negotiation, and execution of the transactions, and would effect all securities transactions in connection with the Company's business plan as described in this registration statement.

In the event of a successful merger or acquisition, the Company may pay finder's fee of up to 10% of the price paid by the target company for a controlling interest in the Company, in the form of cash or common stock in the merged entity retained by the Company, to registered broker-dealers instrumental in facilitating the transaction. The amount of any finder's fee will be subject to negotiation, and cannot be estimated at this time. Any finder retained by the Company will be a registered broker-dealer. In no event will the Company pay finder's fee to Mr. Guidry, any of his associates.

The Company may merge with a company that has retained one or more consultants or outside advisors. In that situation, the Company expects that the target company will compensate the consultant or outside advisor. As of the date of this filing, there have been no discussions, agreements or understandings with any registered broker-dealers or with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between the Company and such other company. Consequently, the Company is unable to predict how the amount of such compensation be calculated at this time. It is anticipated that any finder that the target company retains would be a registered broker-dealer. Mr. Guidry, any of his associates, will not receive any such compensation from the target company.

The Company will not restrict its search to any specific kind of firm, but may acquire a venture which is in its preliminary or development stage, one which is already in operation, or in a more mature stage of its corporate existence. The acquired business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated the merger or acquisition transaction. There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

Evaluation of Business Opportunities

The analysis of business opportunities will be under the supervision of the Company's sole officer and director, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable, but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of a variety of factors, including, but not limited to, the possible need to expand substantially, shift marketing approaches, change product emphasis, change or substantially augment management, raise capital and the like.

Management intends to meet personally with management and key personnel of the target business entity as part of its investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors.

Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing as much relevant information as possible. Including, but not limited to, such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during the relevant periods; a description of present and required facilities;, an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available at that time, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a required period of time; and the like.

The Company is subject to the reporting requirements of the Exchange Act. Under the Exchange Act, any merger or acquisition candidate will become subject to the same reporting requirements of the Exchange Act as the Company following consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business entity, that business entity must provide audited financial statements for at least two most recent fiscal years or, in the event the business entity has been in business for less than two years, audited financial statements will be required from the period of inception. The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a required period of time after closing of the proposed transaction. The audited financial statements of the acquired company must be furnished with 75 days following the effective date of a business combination.

When a non-reporting company becomes the successor of a reporting company by merger, consolidation, exchange of securities, acquisition of assets or otherwise, the successor company is required to provide in a Form 8-K12G3 current report the same kind of information that would appear in a registration statement, including audited and pro forma financial statements. The Commission treats these Form 8-K12G3 filings in the same way it treats the registration statements on Form 10-SB filings. The Commission subjects them to its standards of review selection, and the Commission may issue substantive comments on the sufficiency of the disclosures represented. If the Company enters into a business combination with a non-reporting company, such non-reporting company will not receive reporting status until the Commission has determined that it will not review the 8-K12G3 filing or all of the comments has been cleared by the Commission.

Management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current stockholders, acquisition candidates which have long-term plans for raising capital through public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates, who have a need for an immediate cash infusion, are not likely to find a potential business combination with the Company to be an attractive alternative. Nevertheless, the Company has not conducted market research and is not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. There can also be no assurances that we are able to successfully pursue a business opportunity. In that event, there is a substantial risk to the Company that failure to complete a business combination will significantly restrict its business operation and force management to cease operations and liquidate the Company.

Acquisition of a Business Opportunity

In implementing a structure for a particular business combination, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another entity. It may also acquire stock or assets of an existing business. In connection with a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal stockholder of the Company by the acquiring entity or its affiliates, and accordingly, the shareholders of the target company, typically, become the majority of the shareholders of the combined company, the board of directors and officers of the target company become the new board and officers of the combined company and often the name of the target company becomes the name of the combined company. There are currently no arrangements that would result in a change of control of the Company.

It is anticipated that any securities issued as a result of consummation of a business combination will be issued in reliance upon one or more exemptions from registration under applicable federal and state securities laws to the extent that such exemptions are available. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities. There are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended. In order to obtain tax-free treatment, it may be necessary for the owners of the surviving entity to own 80% or more of the voting stock of the surviving entity. In this event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders. However, treatment as a tax free reorganization will not be a condition of any future business combination and if it is not the case, the Company will not obtain an opinion of counsel that the reorganization will be tax free.

With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's only shareholder will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholder at such time.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to the acquisition of one business opportunity because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

There are no present plans, proposals, arrangements or understandings to offer the shares of the post-merger companies to third parties if any mergers occur, and there is no a marketing plan to distribute the shares of the post-merger companies to third parties. Mr. Guidry has not had any preliminarily contact, agreements or understandings with anyone to help sell these shares.

The Company intends to seek to carry out its business plan as discussed herein. In order to do so, the Company needs to pay ongoing expenses, including particularly legal and accounting fees incurred in conjunction with preparation and filing of this registration statement, and in conjunction with future compliance with its on-going reporting obligations. Mr. Guidry, the sole shareholder of the Company, has agreed to pay all expenses, on behalf of the Company, until such time as the Company completes a business combination. Such payments will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such expenses. There is no minimum or maximum amount Mr. Guidry will pay on behalf of the Company. Should, Mr. Guidry fail to pay such expenses, the Company has not identified any alternative sources, there is substantial doubt about the Company's ability to continue as a going concern. The Company currently does not intend to raise funds, either debt or equity, from investors while the Company is a blank check company, and the Company will not borrow any funds to make any payments to the Company's promoter, management or their affiliates or associates.

Investment Company Act of 1940

Although the Company is subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be primarily engaged in the business of investing or trading in securities. In the event the Company engages in a business combination which results in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

As the controlling shareholder of the Company, Mr. Jeffrey Chad Guidry may participate in a business opportunity by purchasing, holding or selling the securities of such business. Mr. Guidry does not, however, intend to engage primarily in such activities. Specifically, Mr. Guidry intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, as amended, and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Company Act, and the regulations promulgated thereunder.

Section 3(a) of the Investment Company Act contains the definition of an "investment company," excluding any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (exclusive of government securities and cash items). Management of GCJ, Inc. believes that GCJ, Inc. is not deemed to be an investment company insofar as the Company will not be primarily engaged in the business of investing or trading in securities.

ITEM 3. DESCRIPTION OF PROPERTY

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently maintains its offices at 8425 Bay Point Dr., Las Vegas, NV 89128 at no cost to the Company. Mr. Jeffrey Chad Guidry is the sole shareholder of the Company, and he has agreed to continue this arrangement until the Company completes a business combination.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this registration statement, there are 430,000 shares of the Company's common stock, par value $0.001 per share, issued and outstanding. The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock; (ii) by each director and executive officer of the Company; and (iii) by all executive officer and directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to the shares beneficially owned.


                   Name and Address     Amount of Beneficial   Percentage
Title of Class    of Beneficial Owner         Ownership         of Class
--------------  -----------------------  ------------------   -------------
Common Stock       Jeffrey Chad Guidry (1)     430,000             100%
                   8425 Bay Point Dr.
                   Las Vegas, NV 89128
                                             --------------------------
Common Stock       All Executive Officers      430,000             100%
                   and Directors as a Group (1 person)
----------------------------------------------------------------------------

(1)   Mr. Guidry is the sole shareholder of GCJ, Inc.


      The Company currently has no non-voting securities or other securities outstanding, and there are no contracts or other arrangements that could result in a change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

A.  Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:


       Name           Age        Positions and  Offices Held
----------------     ------      ----------------------------------------
Jeffrey Chad Guidry    30        President, Secretary, and Director



B.  Work Experience

Jeffrey Chad Guidry, Director, President, CEO/CFO, Secretary
------------------------------------------------------------

Mr. Guidry has served as the Company's director, president, and secretary since inception, and will serve on the board until the next annual shareholders' meeting of the Company or until a successor is elected. There are no agreements or understandings for the officer and director to resign at the request of another person, and the above-named officer and director is not acting on behalf of, nor will act at the direction of, any other person.

Set forth below is the name of the sole director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and his business experience during at least the last five years:


Jeffrey Chad Guidry - Work Background

     Thomas Jefferson High School
       Port Arthur, Texas
       Diploma, 1991

     Antony, Ltd., Audio Equipment Retailer
       Crystal Beach, Texas
       National Sales Representative, 1991-1999

     Pennington Mortgage
       Las Vegas, Nevada
       Mortgage Loan Officer, 1999-Present

     EZ Credit Repair, Inc.
       Las Vegas, Nevada
       President. Company helps mortgage applicants repair their credit ratings, 2002-Present

     JCG, Inc.
       Las Vegas, NV
       President.  A "blank check" company.  February, 2003 to March, 2004

     GCJ, Inc.
       Las Vegas, NV
       President.  A "blank check" company.  March, 2004 to Present
       Mr. Guidry plan to devote 15-20 hours per month on Company business.


Mr. Guidry has not involved in any legal proceedings as described in Item 401 of Regulation S-B.


C.  Prior Blank Check Involvement

The SEC reporting blank check companies that Chad Guidry has served as President and Director are listed in the following table:


Incorporation         Form                     Date
     Name             Type        File #     of Filing         Status(1)
-------------      ---------    -------      ---------         ----------
JCG, Inc.          10SB12G      0-50344      July 16, 2003     Merger (2)


(1) Under Merger Status "Merger" represents a merger has occurred and the company ceased to be a blank check company by operating specific business. More detailed information for the merger is disclosed in following paragraph:

(2) On March 19, 2004, JCG, Inc. merged with Neighborhood Connections, Inc. ("Neighborhood") whereby Neighborhood was the surviving corporation and JCG, Inc. ceased to exist. Neighborhood was formed to provide management for the collection of pay telephone coin revenues including the repair and maintenance of existing pay telephone equipment, and the installation of new telephone equipment. Pursuant to the Acquisition Agreement and Plan of Merger, Neighborhood purchased all issued and outstanding 360,000 shares of restricted Common Stock of JCG, Inc. from G. Chad Guidry, its sole shareholder for $3,600 cash.

Other Information:
------------------

      (1) Mr. Jeffrey Chad Guidry is its sole officer, director and sole beneficial shareholder. Mr. Guidry owns 100% of capital stock of GCJ, Inc. Mr. Guidry does not own any interest in any business entities or companies.

      (2) The registration statements on Form 10-SB12G are automatically effective 60 days after filing with the Securities and Exchange Commission.


D.   Involvement on Certain Material Legal Proceedings During the Last Five
     Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations or is subject to any pending criminal proceeding.

(2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.


ITEM 6.   EXECUTIVE COMPENSATION.

The Company's officer and director does not receive any compensation for his services rendered to the Company since inception, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. The Company has no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of directors, officers, or other employees.

The officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 30, 2004 (inception), the Company issued 430,000 restricted shares of its common stock to Mr. Guidry in exchange for $430 in cash which paid for the State incorporation fees. See Item 4, "Recent Sales of Unregistered Securities." Jeffrey Chad Guidry, the sole officer and director of the Company, is the sole shareholder of GCJ, Inc.

The Company currently uses space provided by Mr. Jeffrey Chad Guidry, for which the Company pays no rent, and for which Mr. Guidry has agreed to continue this arrangement until the Company completes a business combination. See "Item 3. Description of Property."


Conflicts of Interest

The Company's proposed business raises potential conflicts of interest exist between the Company and Mr. Jeffrey Chad Guidry, the Company's sole officer and director. Mr. Guidry has other business interests to which he currently devotes attention, and is expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through his exercise of judgment in a manner which is consistent with his fiduciary duties to the Company. Insofar as the officer and director is engaged in other business activities, management anticipates that he will devote only a minor amount of time to our affairs. However, should such a conflict arise, there is no assurance that Mr. Guidry would not attend to other matters prior to those of the Company. Mr. Guidry estimates that the business plan of the Company can be implemented in theory by devoting approximately 10 to 15 hours per month over the course of several months but such figure cannot be stated with precision.

The terms of business combination may include such terms as Mr. Guidry remaining a director or officer of the Company and/or the continuing work of the Company being handled by Mr. Guidry as a director. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Guidry for the purchase or retirement of all or part of his common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Guidry would directly benefit from such employment or payment. Such benefits may influence Mr. Guidry's choice of a target company.

Management will not enter into a business combination, or acquire any assets of any kind for GCJ securities, in which GCJ management or any affiliates or associates have a greater than 10% interest, direct or indirect.

There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of GCJ could result in liability of management to us. However, any attempt by stockholder to enforce a liability of management to us would most likely be prohibitively expensive and time consuming.

Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's current and future officers or directors are involved in the management of any company with which the Company transacts business. The Company has adopted a policy that the Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect. The Company has established no other binding guidelines or procedures for resolving potential conflicts of interest. Accordingly, the Company's officer will be required to use their discretion to resolve them in a manner which he considers appropriate. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

Other than described above, there have been no transactions that are required to be disclosed pursuant to Item 404 of Regulation S-B.


ITEM 8.  DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 70,000,000 shares of common stock, par value $0.001 per share, of which there are 430,000 issued and outstanding and 5,000,000 shares of preferred stock, par value $0.001 per share, of which none have been designated or issued. The following summarized the important provisions of the Company's capital stock. For more information about the Company's capital stock, please see the copy of our article of incorporation and bylaws that have been filed as exhibits to this registration statement of which this prospectus is a part.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

The Company is authorized to issue 2,000,000 shares of $0.001 par value Series A Preferred Stock. Each Series A Preferred Share shall have voting rights and shall carry a voting weight equal to ten common shares. They may be converted into ten common shares upon approval by the Board of Directors of the incorporation. The Company is authorized to issue 2,000,000 shares of $0.001 par value Series B Preferred Share. Each Series B Preferred Share shall have voting rights and shall carry a voting weight equal to two common shares. They may be converted into two common shares upon approval by the Board of Directors of incorporation. The Company is authorized to issue 1,000,000 shares of $0.001 par value Series C Preferred Shares. No Series C Preferred Share shall have voting rights.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of

Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise. The Company has no present plans to issue any preferred stock.

Dividends

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Trading of Securities in Secondary Market

The Company presently has 430,000 shares of common stock issued and outstanding, all of which are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. The Commission has concluded that Rule 144 is not available for resale transactions for securities issued by blank check companies and, consequently, the resale of such securities cannot occur without registration under the Securities Act. Further, promoters and affiliates of a blank check company and their transferees would be considered "underwriters" under the Securities Act of 1933 when reselling the securities of a blank check company. The Commission also states that these securities can only be resold through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. This requirement, however, may not apply to transactions not involving the blank check company's promoters, affiliates or their transferees. As a result of the foregoing, the Company's current shareholder will not be able to rely on the provisions of Rule 144. He will instead be required to file a registration statement under Securities Act of 1933 in order to complete any public sales of his shares. Further information may be found in the NASD Notice to Members 00-49.

Following a business combination, the Company may apply for quotation of its securities on the OTC Bulletin Board. To qualify for quotation of its securities on the OTC Bulletin Board, an equity security must have at least one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for the quotation on the OTC Bulletin Board. There have been no preliminary discussions, understandings or agreements between the Company and any broker-dealer that would enable the broker-dealer to act as a market maker for the Company's securities in the future.

Rule 504 of Regulation D

The Commission is of the opinion that Rule 504 of Regulation D regarding exemption for limited offerings and sales of securities not exceeding $1,000,000 is not available to blank check companies.

Transfer Agent

It is anticipated that the Company will act as its own transfer agent for the common stock of the Company, until a merger candidate can be identified.

                                  PART II


ITEM 1.    MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) MARKET PRICE. There is no trading market for the Company's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop, or if developed, will be sustained.

The proposed business activities described herein classify the Company as a "blank check" company. A blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Therefore, management will not undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

(b) OPTIONS, WARRANTS, ETC. There are no outstanding options or warrants to purchase, nor any securities convertible into, the Company's common shares. Additionally, there are no shares that could be sold pursuant to Rule 144 under the Securities Act or that the Company has agreed to register under the Securities Act for sale by security holders. Further, there are no common shares of the Company being, or proposed to be, publicly offered by the Company.

(c)  HOLDERS.  There is one (1) holder of the Company's common stock.
The issued and outstanding shares of the Company's common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

(d) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has not changed accountants since its formation and there are no disagreements with accountants on accounting or financial disclosure matters.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth information relating to all previous sales of the Company's common stock, which sales were not registered under the Securities Act of 1933.

In connection with the Company's organization, on March 30, 2004, the Company issued 430,000 shares of the Company's restricted common stock to Mr. Guidry, the sole shareholder of the Company, in exchange for $430 in cash.

The aforementioned securities were issued under the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The Company believes this exemption is available because this issuance was a transaction not involving a public offering. There was no general solicitation or advertising used to offer the Company's shares; the sole investor had the knowledge and experience in financial and business matters to evaluate the merits and risks of this prospective investment and therefore was either accredited or sufficiently sophisticated to undertake such an investment. Additionally, securities were not offered or sold to more than thirty-five (35) unaccredited investors.

The Company has never utilized an underwriter for an offering of the Company's securities, and there were no underwriting discounts or commissions involved. Other than the securities described above, the Company has not issued or sold any securities.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

Article VII of the Articles of Incorporation states: "Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the Corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchased or maintain insurance on behalf of any person who is or was a director or officer."


INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES
ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH

INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SUCH ACT AND IS THEREFORE UNENFORCEABLE.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   PART F/S

FINANCIAL STATEMENTS.

Set forth below are the audited financial statements for the Company from March 30, 2004 (inception) to March 31, 2004. The following financial statements are attached to this report and filed as a part thereof.




                                   GCJ, Inc.
                         (a Development Stage Company)

                                 Balance Sheet
                                     as of
                                 March 31, 2004

                                      and

                           Statement of Operations,
                     Changes in Stockholders' Equity, and
                                  Cash Flows
                                for the period
                               March 30, 2004
                              (Date of Inception)
                                      to
                                 March 31, 2004

                               TABLE OF CONTENTS



                                                                   PAGE
                                                                   ----
Independent Auditors' Report                                       F-1
Balance Sheet                                                      F-2
Statement of Operations                                            F-3
Statement of Changes in Stockholders' Equity                       F-4
Statement of Cash Flows                                            F-5
Footnotes                                                          F-6-11


Beckstead and Watts, LLP
----------------------------
Certified Public Accountants
                                                        3340 Wynn Road, Suite B
                                                            Las Vegas, NV 89102
                                                                   702.257.1984
                                                             702.362.0540 (fax)

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
GCJ, Inc.
(a Development Stage Company)
Las Vegas, Nevada

We have audited the Balance Sheet of GCJ, Inc. (the "Company") (a Development Stage Company), as of March 31, 2004, and the related Statement of Operations, Stockholders' Equity, and Cash Flows for the period March 30, 2004 (date of inception) to March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCJ, Inc. (a development stage company) as of March 31, 2004, and the results of its operations and cash flows for the period March 30, 2004 (date of inception) to March 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Beckstead and Watts, LLP
----------------------------
    Beckstead and Watts, LLP

April 22, 2004

                                    GCJ, Inc.
                           (a Development Stage Company)
                                  Balance Sheet



Balance Sheet

                                                                   March 31,
                                                                     2004
                                                                 ------------
Assets

Current assets:
   Cash                                                          $         -
                                                                 ------------
                                                                 $         -
                                                                 ============

Liabilities and Stockholders' Equity

Stockholders' equity:
   Series A preferred stock, $0.001 par value, 2,000,000 shares
     authorized, no shares issued or outstanding                           -
   Series B preferred stock, $0.001 par value, 2,000,000 shares
     authorized, no shares issued or outstanding                           -
   Series C preferred stock, $0.001 par value, 1,000,000 shares
     authorized, no shares issued or outstanding                           -
   Common stock, $0.001 par value, 70,000,000 shares authorized,
     430,000 shares issued and outstanding as of 3/31/04                 430
   Earnings (Deficit) accumulated during development stage              (430)
                                                                 ------------
                                                                           -
                                                                 ------------

                                                                 $         -
                                                                 ============

  The accompanying notes are an integral part of these financial statements.

                                     GCJ, Inc.
                           (a Development Stage Company)
                              Statement of Operations



Statement of Operations


                                                            March 30, 2004
                                                            (Inception) to
                                                            March 31, 2004
                                                           -----------------
Revenue                                                    $              -
                                                           -----------------

General and administrative expenses                                     430
                                                           -----------------

Net (loss)                                                 $           (430)
                                                           =================

Weighted average number of common shares outstanding -
 basic and fully diluted                                            430,000
                                                           =================

Net income (loss) per share - basic and fully diluted      $          (0.00)
                                                           =================

  The accompanying notes are an integral part of these financial statements.

                                     GCJ, Inc.
                           (a Development Stage Company)
                         Statement of Stockholders' Equity



Statement of Stockholders' Equity

                                                       (Deficit)
                                                      Accumulated
                            Common Stock    Additional  During       Total
                          -----------------  Paid-in  Development Stockholders'
                           Shares   Amount   Capital     Stage       Equity
                          --------- ------- ---------- ---------  -------------
March 30, 2004
 Founders shares            430,000 $   430 $        - $      -   $        430

Donated capital                                      -                       -

Net (loss)
 March 30, 2004
 (inception) to
 March 31, 2004                                            (430)          (430)
                          --------- ------- ---------- ---------  -------------

Balance,
 March 31, 2004             430,000 $   430 $        - $   (430)  $           -
                          ========= ======= ========== =========  =============

  The accompanying notes are an integral part of these financial statements.

                                     GCJ, Inc.
                           (a Development Stage Company)
                              Statement of Operations



Statement of Operations


                                                             March 30, 2004
                                                            (Inception) to
                                                             March 31, 2004
                                                           -----------------
Cash flows from operating activities
Net (loss)                                                 $           (430)
                                                           -----------------

Cash flows from financing activities
  Issuances of common stock                                             430
  Donated capital                                                         -
                                                           -----------------
Net cash provided by financing activities                               430
                                                           -----------------

Net increase (decrease) in cash                                           -
Cash - beginning                                                          -
                                                           -----------------
Cash - ending                                              $              -
                                                           =================

Supplemental disclosures:
  Interest paid                                            $              -
                                                           =================
  Income taxes paid                                        $              -
                                                           =================

  The accompanying notes are an integral part of these financial statements.

                                   GCJ, Inc.
                         Notes to Financial Statements

Note 1 - History and organization of the company

The Company was organized on March 30, 2004 (Date of Inception) under the laws of the State of Nevada, as Chad Guidry, Inc. The Company has subsequently received a certificate of amendment changing the name from Chad Guidry, Inc. to GCJ, Inc. effective March 31, 2004. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 70,000,000 shares of $0.001 par value common stock.

The Company is authorized to issue 2,000,000 shares of $0.001 par value Series A Preferred Stock. Each Series A Preferred Share shall have voting rights and shall carry a voting weight equal to ten common shares. They may be converted into ten common shares upon approval by the Board of Directors of the incorporation. The Company is authorized to issue 2,000,000 shares of $0.001 par value Series B Preferred Share. Each Series B Preferred Share shall have voting rights and shall carry a voting weight equal to two common shares. They may be converted into two common shares upon approval by the Board of Directors of incorporation. The Company is authorized to issue 1,000,000 shares of $0.001 par value Series C Preferred Shares. No Series C Preferred Share shall have voting rights.

The Company intends to become a fully reporting company with the US Securities and Exchange Commission and to file periodic and episodic reports under Rule 13(a) of the Exchange Act. Management will attempt to locate and negotiate with a business entity for the merger of that target business into the Company.

Note 2 - Summary of significant accounting policies

Cash and cash equivalents
-------------------------

The Company dose not currently maintain bank accounts with any financial institution. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of March 31, 2004.

                                   GCJ, Inc.
                         Notes to Financial Statements


Impairment of long lived assets
-------------------------------

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company measures fair value based on quoted market prices or based on discounted estimates of future cash flows. Long-lived assets to be disposed of are carried at fair value less costs to sell. No such impairments have been identified by management at March 31, 2004.

Revenue recognition
-------------------

The Company reports revenue as invoiced on an accrued basis. Costs of sales are recorded as items are sold and are comprised of product purchases and shipping costs.

Advertising costs
-----------------

The Company expenses all costs of advertising as incurred. There were no advertising costs included in general and administrative expenses as of March 31, 2004.

Loss per share
--------------

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. The Company had no dilutive common stock equivalents, such as stock options or warrants as of March 31, 2004.

Reporting on the costs of start-up activities
---------------------------------------------

Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

                                   GCJ, Inc.
                         Notes to Financial Statements


Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments
-----------------------------------

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2004. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Income taxes
------------

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable on the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Segment reporting
-----------------

The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends
---------

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

                                   GCJ, Inc.
                         Notes to Financial Statements



Recent pronouncements
---------------------

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 will be adopted for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for StockBased Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is not expected to have a material impact on the company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", an interpretation of FIN No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The company believes that the adoption of such interpretation will not have a material impact on its financial position or results of operations and will adopt such interpretation during fiscal year 2003, as required.

                                   GCJ, Inc.
                         Notes to Financial Statements



In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The company will begin to adopt the provisions of FIN No. 46 during the first quarter of fiscal 2004.

Stock-based compensation
------------------------

The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by SFAS No. 123.

Year end
--------

The Company has adopted December 31 as its fiscal year end.

Note 3 - Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. Since its inception, the Company has incurred net loss of $430 in the period March 30, 2004 to March 31, 2004. In addition, the Company's development activities since inception have been financially sustained by capital contributions from its officers, directors and shareholders.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital from the sale of common stock and to locate and negotiate with a business for a merger, ultimately, the achievement of significant operating revenues. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to recover the value of its assets or satisfy its liabilities.

                                   GCJ, Inc.
                         Notes to Financial Statements

Note 4 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

            U.S. federal statutory rate               (34.0%)
            Valuation reserve                          34.0%
                                                      -------

            Total                                         -%
                                                      =======

As of March 31, 2004, the Company has a net operating loss carry forward of $430.


Note 5 - Stockholders' equity

The Company is authorized to issue 70,000,000 shares of $0.001 par value common stock and three series of shares of $0.001 par value preferred stock as follows:

The Company is authorized to issue 2,000,000 shares of $0.001 par value Series A Preferred Stock. Each Series A Preferred Share shall have voting rights and shall carry a voting weight equal to ten common shares. They may be converted into ten common shares upon approval by the Board of Directors of the incorporation. The Company is authorized to issue 2,000,000 shares of $0.001 par value Series B Preferred Share. Each Series B Preferred Share shall have voting rights and shall carry a voting weight equal to two common shares. They may be converted into two common shares upon approval by the Board of Directors of incorporation. The Company is authorized to issue 1,000,000 shares of $0.001 par value Series C Preferred Shares. No Series C Preferred Share shall have voting rights.

                                   GCJ, Inc.
                         Notes to Financial Statements



Note 5 - Stockholders' equity (Continued)

During March 2004, the Company issued 430,000 shares of its $0.001 par value common stock to the sole officer and director of the Company for advanced funds in the amount of $430. (See Note 7)

As of March 31, 2004, there have been no other issuances of common stock or preferred stock.


Note 6 - Warrants and options

As of March 31, 2004, there are no warrants or options outstanding to acquire any additional shares of common stock.


Note 7 - Related party transactions

During March 2004, the Company issued 430,000 shares of its $0.001 par value common stock to the sole officer and director for advanced funds in the amount of $430 which was paid for incorporation filing fees. (See Note 5)

                                  PART III


ITEM 1.  INDEX TO EXHIBITS

The following exhibits are filed as part of this Registration statement with the Securities and Exchange Commission, following Item 601 of Regulation S-B. All exhibits refer to Clinical Trials Assistance Corporation, unless otherwise indicated.

-------------------------------------------------------------------------
       EXHIBITS
    SEC REFERENCE     TITLE OF DOCUMENT                   LOCATION
        NUMBER
-------------------------------------------------------------------------
         3.1          Articles of Incorporation*          Previously
                      (Filed on March 30, 2004)           filed
-------------------------------------------------------------------------
         3.2          Amended Articles of Incorporation*  Previously
                      (Filed on March 31, 2004)           filed
-------------------------------------------------------------------------
         3.3          Bylaws*                             Previously
                      (Adopted March 31, 2004)            filed
-------------------------------------------------------------------------
        10.1          Shareholder Agreement*              Previously
                                                          filed
-------------------------------------------------------------------------

* Previously filed as an exhibit to the Company's Form 10SB12G filed on May 3, 2004.

                                 SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             GCJ, INC.
                                       ----------------------
                                            Registrant

     /s/  Jeffrey Chad Guidry
By: -------------------------------------
          Jeffrey Chad Guidry
          President, Secretary,
          and Director

Date: May 11, 2004
      ------------